September 11, 2024

Yau Ting Tai
Chief Financial Officer
Magic Empire Global Ltd
3/F, 8 Wyndham Street
Central, Hong Kong

       Re: Magic Empire Global Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-41467
Dear Yau Ting Tai:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
General

1. Please provide a comprehensive, detailed legal analysis regarding whether the Company
       (and its subsidiaries) meets the definition of an    investment company
  under Section
       3(a)(1)(A) of the Investment Company Act of 1940. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
       (1947) and provide legal and factual support for your analysis of each such factor.

2. Please provide a comprehensive, detailed legal analysis regarding whether the Company
       and each of its subsidiaries meets the definition of an    investment
company    under
       Section 3(a)(1)(C) of the Investment Company Act of 1940 (   1940 Act
). Please include
       in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. To the extent the
       Company still holds long-term investments in Company A, Company B, and Company C,
 September 11, 2024
Page 2

       please provide analysis as to whether each such company should be treated as an
          investment security    for purposes of Section 3(a) of the 1940 Act.
3. Please advise if the Company believes that it meets the definition of investment adviser under the Investment Advisers Act of 1940 and, if so, whether the Company intends to register as such with the Commission or with any state. Please provide analysis to support your position.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation